F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

   (1) Personal law corporation

   (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

   (4) Also member of New York bar

August 10, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-0405

Attention: Susan Reilly

Dear Madam:

Re: Reperio Exploration Inc.

Amendment No. 1 to Form SB-2 Registration Statement

File No. 333-136069

Further to your telephone call of August 9, 2006, attached please find a red-tagged copy (which includes page numbers) filed with you, by Edgar, of Amendment No. 1 to Form SB-2 Registration Statement, including Exhibits.

The only change requested was in the signatures, and these have been altered as requested and the SB-2 has been re-dated to the current date. We have also attached an updated Auditor's consent letter. We trust you will find this to be satisfactory.

If you have any other questions, please do not hesitate to contact the undersigned. Please fax any further comments to the undersigned at (604) 669-5791.

Yours truly,
FRASER and COMPANY

Per: /s/ David K. Fraser

David K. Fraser

DKF/dlm

Attach.